Filed by Spring Valley Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Spring Valley Acquisition Corp.

Commission File No. 001-39736

AeroFarms

Piper Sandler 41st Annual Consumer Marketplace Conference

June 4, 2021

C O R P O R A T E P A R T I C I P A N T S

Michael Lavery, Senior Research Analyst, Piper Sandler

David Rosenberg, Co-Founder and Chief Executive Officer, AeroFarms

Guy Blanchard, Chief Financial Officer, AeroFarms

P R E S E N T A T I O N

Michael Lavery

Good morning and thanks for joining us. It's our pleasure today to have David Rosenberg, Co-Founder and CEO of AeroFarms, and Guy Blanchard, CFO.

Fascinating story I've been getting to know over the last few weeks.

David, maybe if you could just kick us off with a quick overview of AeroFarms and vertical farming and how you're applying technology to agriculture.

David Rosenberg

Yes, happy to. Thanks, Michael.

Hi, everybody. David Rosenberg, Co-Founder and CEO.

Vertical farming, we define it as layer upon layer of farming. Plants don't need sun, don't need soil; we grow without both. They need spectrum at different intensities and frequencies. They need nutrients and micronutrients. We give the plant what they want, when they want it to optimize plant growth, and we could do it anywhere in the world, whether it's the Equator, the North Pole. At its essence, we elevate plants so they can grow at scale to feed mass populations.

Right now, a lot of our food production is done in a consolidated area. In leafy greens in the U.S., for example, the areas in Salinas, San Joaquin, California, and Mexico. We grow plants on the East Coast, or right now we're building a facility in the UAE, we're democratizing food production so everyone has access to fresh, great tasting healthy plants all over the world.

At AeroFarms, we're both a technology company and an operating company. It's a whole new industry enabled by LEDs, light emitting diodes; the costs are going down, the macro trends are going up. The population growth. By the UN's estimates, we're going to run out of farmland by 2035 to feed humanity. Here both by the demand side and the technology enablers, plus the (inaudible), the world’s lost 30% of its farmland in the last 40 years.

This industry is going to be massive, again, enabled by LEDs. But there's a lot of technology that enables us to grow a plant. Today our beachhead is leafy greens. Tomorrow, it's, for example, strawberries and other crops. We've grown 550 different crops as a technology company. We're operating, building farms, scaling.

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Michael Lavery

Really interesting, and certainly, with a lot of the focus on ESG as well, it feels like it fits right into efficiency and environmental concerns.

Can you talk about data and just some of the ways you use that and what kind of learning you have, and how it can impact either yields and or crop cycles?

David Rosenberg

If you take a step back, if you think of scientific experimentation, that's isolating a variable testing assumption. That's almost impossible to do in the field because there are too many uncontrolled variables, the weather does what it does, and whether it's cloudy, sunny, rainy, dry, hot, cold, there are too many different features that makes it really hard to test and understand what's going on. That's what we do in fully controlled agriculture, so the data becomes that much more valuable.

In the farm behind me, for example, there are thousands of sensors, we innovate on the MES, the SCADA, the PLC; that's basically the digitization of a farm, both to digitally control the farm and take information from the farm, separate it into its various use groups, what goes to Operations, Quality Assurance, Sales, Marketing, Finance, R&D, to understand what's going on. Every time we grow, we're able to isolate a variable, test an assumption, and unlock what I would call the mystery of plant science.

I would argue the world is relatively ignorant on what makes a plant grow. If you ask a field farmer, he'll say, “Well, because the weather did what it was good, it's why my crop was good or bad”. But every time we grow, we're able to get uniformity and get really isolated and understand what's going on. From a machine learning standpoint, from a data science standpoint, it can impact yields for quality.

We said, let's get quality, then yields, then volume. We start off with quality. Quality is defined differently, but for us, we're competing on taste and texture. For those in the Tri-State and Northeast areas, I encourage you to be a customer, because it's probably the best tasting product you'll ever have and the safest. Zero pesticides, herbicides, fungicides. Chemicals are meant to kill things like bugs or weeds, we're able to grow without and optimize.

If you try our kale, you'll say, “Wow, this is almost the sweetest kale I've ever had, the most tender kale we've ever had”, because of the data science, we're able to understand the levers, whether it's introducing CO2, temperature, humidity at different levels, wind dynamics, nutrients, micronutrients; not just light but spectrum intensity frequency. All those areas. They influence the phytochemistry of a plant, just like if you or I eat, sleep, exercise differently; that influences our biochemistry, whether healthier or less healthy, it's the same with a plant.

We're able to apply data science machine learning to change all these variables, influencers, environmental stresses. At the same time, we're also working with the genetics to optimize plant production. My biggest surprise is we're competing on taste and texture, not just on yield and freshness.

Here, again, try our product, we’ll probably say the best product, and it's backed up by the numbers. Best units per store per week. Best net promoter score, we share it, most people don't share it, but a 55 and industry average is 35. That's because we're optimizing taste and texture, and it's because of the data science.

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Every time we grow, how we learn, and there are specific cases I can get into of how it's increased yields or improved taste.

Michael Lavery

Certainly technology and data, just like you just said, is at the center of what you do, but also, at the same time, you're just very much a food company. That's your product that you sell. You're currently focused on leafy greens, and of course, you just touched on that. What are some of its advantages for your business model?

David Rosenberg

Leafy greens, that's our beachhead, we've grown 550 different varieties of plants, but starting with leafy greens. For one is spoilage. As a businessperson, this is my fourth ‘change the world’ company I've been part of, so very much looking at it as a businessman, there's 60% of what comes off a farm, and the category of leafy greens doesn't get eaten. All of a sudden, it's an industry that's screaming disruption, screaming problems, and then looking at the technology enablers like LEDs. That's why we focused here.

The next is consolidation. It's a highly perishable product, most of the product is in the California-Mexico area on the West Coast, but people have demand all over. It's really a supply chain play, where there's a lot of clumsiness in that distribution, and that's why one has 60% spoilage in the industry. Back to the essence of our business model, we're about democratizing food manufacturing, local food production.

Additionally, there are higher rates of food contamination, and actually, one important point is, in the field, a plant is grown in 30 to 40 days, we grow it in 14, because of seasonality, and there's a disconnect 30 or 40 days, we should have 12 harvests a year, but in fact, we have about three in the field, but we have 26. From a data science standpoint, it's just night and day: three crop turns versus 26. We call it 26 learnings a year.

In our next models, we're actually growing a plant in not 14 days, but 13, 12, 11 days. Shorter date periods. If we grow in 14 days—when I started, we were growing in 22 days, and that also illustrates the data science. It’s just like a baby, it's different from a teenager, it's different from adults or an elderly, we understand how to optimize plant growth to give it what it wants when it wants it so we can save an hour a day or a week. That means higher output per Capex, higher revenue per Capex, better IRRs.

We're always looking to reduce Capex, Opex. A lot of it is in the yields and in quality. Again, quality, yields and volumes, no sense in getting yields unless you get quality. We're really good at making sure we get quality and yields, growing these great quality plants. In the learnings, the 26 learnings enable us also to learn off other plants. If we want to optimize pepperiness, the same lever is for environmental stress that might bring out the pepperiness of a plant, to bring out the yield in a plant, may also be relevant in a strawberry plant or another plant.

That's 550 different plants. There's a lot of cross learning, we call ourselves like a platform, because within that platform, it's the mechanical side, frames, lights, pumps, fans, and so forth. It's the biological side, how do we understand what a plant wants, all these plant scientists working to do so, and specify it to bring out the best in the plant. Then it's the genetics, nature versus nurture, the nature is half the equation.

What's the right genetics? Most of the genetics that we as farmers use are optimized for drought resistance, pest resistance. We get to say, “You know what, we got drought covered, let's optimize for taste, texture, yield”, up features like that, then it's the operational efficiencies, over 200 SOPs, really root cause analysis, like a total optimization of how workflow moves. It's the environmental piece, the data science that pulls it all together.

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At AeroFarms, as a technology company, we're very vertically integrated with all these forces working together to optimize plants, grow great plants. Using a platform today with leafy greens, again, as our beachhead. But then moving to other crops where we have high value.

From an investor standpoint, our pro forma is just focused on leafy greens, because working with our bankers, they've educated us or advised us to show what we know we can commit to hitting when we commit to hitting. The other items, whether it's berries or (audio interference) to optimizing genetics, we work with others, that's more episodic. We leave that off our pro forma, that's really upside for the investor. Our valuation was driven off leafy greens, and hitting leafy greens, which again, we feel we can commit to the dates that we lay forward played out.

Michael Lavery

Sixty percent spoilage is astonishing. That's crazy.

Two follow ups. One, can you give a sense of what a spoilage rate for your model might look like and how that compares? Then you touched on some other products. How might your mix evolve, are there some kind of, I guess, adjacencies that are already on your radar? What might be next?

David Rosenberg

In that order. First, on the spoilage side. If a plant let's say has 14 days shelf life on average, but if it's coming from the West Coast, it's usually showing up in the supermarkets on day five. It's not that our plants spoil less, it's that we're showing up in 24 hours. Another reason, once you harvest that plant, you need to put it essentially on an ambulance and get it to the to the store because it's dying, like every minute it's dying. Here we're just we're just showing up a little earlier; the plant has about the same shelf life, it's just showing up earlier.

That's why we're cutting out a lot of shrink. We also go through less hands. We don't go from the farm to a central distribution center to another central distribution center where it's packaged to then a distribution center where it goes out to supermarket, so there are less hands. You need to keep this in the cold chain, so there's less clumsiness in that cold chain as well.

From product mix. We grow with baby leafy greens, we also have other crops like microgreens, we have some higher margin crops. We're going to continue within the family of leafy greens. We're going to continue bringing in more higher margin products so our overall unit farm economics improves. There's upside to our business model there. Just an example, we might grow basil or wheat grass or just different crops that have a higher contribution margin.

To increase our overall margin, we purposely focused on baby greens just to keep the economics and drive it that enables us to solve Change The World into a product that's for the mass uses, the mass market, so we could sell to customers like Walmart. Just along those lines, like our customer base, we decided to focus on a customer base that's relevant for any geography anywhere in the world.

A mass market retailer like a ShopRite or a Walmart, a specialty retailer like a Whole Foods, and e-commerce retailer like Fresh Express, Amazon Fresh, or foodservice like Baldor. Those are big games all over the country, but Baldor is specifically the Northeast, and here we have excellent results with those customers that we could scale and now bring in some other crops.

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Using our platform, there are other crops that we've grown over 70 different varieties of berries, and we grow great berries, we've been growing berries for three years. Now taking it to the next step. In our experience, every time one scales, there's some unintuitive elements of scale. How berries scale, you have issues around pollination, harvesting, things like that, make sure it scales before we roll it out to big commercial farms. That's where we are with berries after growing for 70 varieties for three years, now we're scaling our prototypes, and then if it’s a success, then we'll launch.

That's all upside in our performance. That's not (audio interference) perform, the idea is unless the economics are better than leafy greens, we'll just continue building out leafy greens, the TAM is growing at 7% a year, and demand is such that farmland is going down as I said, so there's a great market in leafy greens, and we'll keep doing that. If there's reasons to do things that are better economics, like berries or something like that, then we'll do it when we're ready.

Michael Lavery

Sounds great. Makes sense. It's intuitive, and I mentioned this a little bit earlier, just that there's this ESG-type benefit to your model. Can you give some specifics around that and how it stacks up?

David Rosenberg

Yes. First, were a B Corp, and I think under 10 B Corps that are publicly traded companies. That's a way where we could share with the world our impact from an environmental and societal standpoint, not just shareholders. These are forces that are very much part of our decision making, and for us, it's relatively easy. This is part of our DNA.

Just by background, I co-founded and co-lead the circular economy for the World Economic Forum. I was a member of the U.S. delegation of the B20 that advises G20 on resource efficiency. If people have heard of Cradle to Cradle, my last company was the first company in the world to achieve Cradle to Cradle product certification. It's important to me, it's important to the Company. We get tons of applicants, we had a job posting recently we had over 9,000 applicants, it was almost an arbitrage of amazing, brilliant people that want mission driven and want to work at AeroFarms because of the mission. The mission driven piece.

There’s a mantra, how do we do more with less. Here, I mentioned spectrum earlier. The energy (inaudible) spectrum is yellow (phon) spectrum, from a photosynthesis standpoint, it's relatively an inefficient spectrum. We innovate along the cost for going down of LEDs by stripping away inefficient spectrums, less expensive diodes, to reduce our Capex/Opex, but also to reduce our energy footprint from an environmental standpoint.

When we look at energy, we look at water so we can grow a plant using less water just by keeping water in its closed loops. What the plants transpire, we could dehumidify, put it in a closed loop so the plants get it again. What the roots don't absorb goes to filtration, we stripped out algae, even micronutrients, nutrients, so it goes through it again and again. Most people over irrigate, so we have pumps that go on to give the plant the water it wants, when it wants it, grown without pesticides, herbicides, fungicides, we don't have that river runoff that leads to algae blooms, dead zones.

But everything we do, there’s the mantra of how do we do more with less. How do we have a better positive and more positive impact on the world from an environmental, a societal standpoint, and certainly from a shareholder standpoint, which is crucial, that allows us to scale and have greater positive impact.

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Michael Lavery

Can you talk a little bit about what this means for the consumer and your brand? You've mentioned the taste and texture. How do you compare on price? Is there room for premium pricing, and how do you think about that?

David Rosenberg

Guy, do you want to take this one?

Guy Blanchard

Sure. I will. Thank you.

We're pricing at parity with traditional field-grown organic products. We’re selling in clam shells that look similar in form factor with our brand name in retail at that same price point. But we're offering the consumer a real different value in terms of having locally grown product, in terms of having pesticide free, herbicide free product, and the result of that is, at that same price point, we have high velocities.

We're selling at well above 50% higher than category average velocities for our SKUs on store shelves. That suggests that there's a possibility to provide the product at a premium, but we don't have that in our modeling, and we're always considering how we might price in the future. But having that price point at parity where we can drive those volumes and grow our business is our current strategy.

Michael Lavery

You mentioned parity to organic products. Can you talk about how you compare versus organic? How much is the no pest or the zero pesticides a real key differentiator?

David Rosenberg

Well, I would argue that we're better than organic. Some of our retailers have positioned us as better than organic, but for the most part, we're in the same shelf as organic. Most people buy organic because they don't want the chemicals in their body, and most people don't realize that they're just getting organic pesticides, not no pesticides. The reason I would argue we're better is because we have zero pesticides, not organic pesticides. I joke around, snake venom is organic, doesn't mean you want it in your body. Here we grow with none, and that's important to us, we've commercially never used pesticides and don't expect will need to.

There are different ways of what's called the Integrated Pest Management. They're different ways to reduce risks of pesticides, and the point is we've done it at scale and feel confident that we're going to be able to deliver on this valuable proposition to the customer.

There's more and more awareness where the customers—we recently had a brand change to AeroFarms, we used to sell under another brand, Dream Greens, and we did it because we found that customers were celebrating how we grow, and there's been a mind shift where people are asking not only what the product is, but how it's grown. Not only the what, but the how, and this enables us to tell the how and why we're able to grow without pesticides, herbicides, fungicides. Again, chemicals that are meant to kill things, not necessarily for the human body. I do think it's important and it's going to be a growing importance.

That all said, we're winning. Guy shared our units per store per week and our net promoter score, we're winning because of tastes and textures, if you're not a customer out there, I suggest to try it, (inaudible) is the easiest place to go, but wherever you want to buy it, it's just better taste. You'll eat our kale, you'll say, “Wow, this is almost the most tender, almost sweetest kale I've ever bought”. My 14 year old son eats it like popcorn. He'll try our arugula, this is the most peppery arugula. Our watercress is the most nutritionally dense product per calorie than I think any other foods. Very nutrition dense, just great. I can go on and on, but just great tastes and textures.

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Michael Lavery

And can you touch on how your cost profile compares versus traditional agriculture, and where do you compare favorably?

Guy Blanchard

Sure. Yes, I'll take that. Thanks.

It's really quite a different cost structure. If you look at the cost structure of traditional agriculture with whom we're competing, that's really an intricate supply chain business as much as a farming business.

The farmgate prices for products aren't necessarily that high. But after that, the product is handled at the field, trucked to a center where the product is washed three times. For markets of the West Coast, it's often and usually trucked to them in bulk containers to another facility where it's mixed with products that are coming in from other regions of North America, where it's finally put in consumer packages and onto a distribution center.

We take out all of that, that back end, and we're shipping directly to a distribution center from our production. For the traditional field farmers, their cost structure is very mature, their business is mature with costs going up, whether it's soil degradation, water scarcity, chemicals, and particularly now labor costs going up. Very recently, just a lot of volatility and freight costs, and a long-term increase in freight costs.

We have advantages from all of that, and that allows us to have a really good business today. But because of the maturity of the traditional ag structure, cost structure, and us being at the front end of a long journey where these other markets have costs going up, we have costs going down, and we have big opportunities to find nickels, dimes, quarters, and make our business have lower Capex, lower Opex, and become more profitable as we go forward.

Michael Lavery

You touched on this a little bit, but obviously all the food companies these days are getting the inflation question. Can you just give a sense of how that might be impacting you, even just the packaging or steel, that sort of thing?

Guy Blanchard

Yes. Any packaging, we're going to have whatever pressure anyone has; we're using very similar packaging. Freight, we have this big, big advantage. We're building a big farm, a major farm in Danville, Virginia right now; we broke ground on it earlier this year.

We were able to buy out a lot of the costs in that. We're seeing inflationary pressures like everyone is, I think, but we're navigating that. We also have some inflation built into our forecasting and modeling, so this is not unexpected.

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One other element for us, we're a technology company, we have our own designs for our equipment and for really the entire production process, and that allows us to be agile and choose how to change to pressures if they come up in the marketplace.

Michael Lavery

That's a fascinating marriage of technology and food. Just kind of a minute or almost two left. One last one. Just can you give a sense of some of your growth plans? You mentioned the UAE and the Danville plan, so maybe just give a sense of what's next, both here and abroad.

David Rosenberg

I'll start off.

First, we've mapped out use of proceeds to build 16 Farms in the U.S., so we're doing that. We're mapping them out, we’re on schedule to deliver there. Additionally, not in our pro forma, just upside, we have a pipeline of other projects with partners to be more capital efficient and building out. We're working towards progressing those projects. We do have a focus in the Middle East, where it aligns with our value proposition, where they import about 90% of their food because of the lack of farmland and limitations in water and so forth to get into line to their value proposition.

Beyond that, using our platform for other applications. We mentioned berries, we actually have a program with genetics with many other companies, innovate on optimizing genetics on our platform. We're key technology partners for doing that.

If people have heard about CRISPR-Cas9, the Nobel Prize in Chemistry in 2020, went to the developers of CRISPR-Cas9, they innovated, and we co-developed with that. That was done on our platform. But there are lots of ways we can have broader impact in a big industry. We're working on the pharmaceutical side as well, and we see there's big upside for utilizing our technology, our platform to add value to the agriculture industry and adjacent industries like the pharmaceutical space where we’re growing a plant that is approaching to treat symptomatic people with COVID-19 as a therapeutic.

There's really a tremendous amount to us. There's a tremendous amount of technology science, we've had 291 invention disclosures, over 50 patents and pending patents, over 50 trade secrets. We're an IT machine of what’s going to be a massive industry.

Michael Lavery

This has been so great. Love the update and great hearing from you, guys. Thanks so much for your time today and for joining us here.

David Rosenberg

Yes. Our pleasure.

Guy Blanchard

Thank you.

David Rosenberg

Thanks so much, Michael. Be well, everybody.

***

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Important Information and Where to Find It

In connection with the proposed business combination (the “Proposed Transactions”), Spring Valley has filed a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus of Spring Valley and AeroFarms (the “Proxy Statement/Prospectus”), with the Securities and Exchange Commission (the “SEC”), which will be distributed to holders of Spring Valley’s ordinary shares in connection with Spring Valley’s solicitation of proxies for the vote by the Spring Valley shareholders with respect to the Proposed Transactions and other matters as described in the Proxy Statement/Prospectus. After the preliminary Proxy Statement/Prospectus has been filed and cleared by the SEC, Spring Valley will mail a definitive Proxy Statement/Prospectus to its shareholders. Spring Valley shareholders and other interested parties are urged to read the preliminary Proxy Statement/Prospectus, any amendments thereto, the definitive Proxy Statement/Prospectus and any other documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Spring Valley, the Company and the Proposed Transactions. Spring Valley shareholders and other interested parties may obtain free copies of the preliminary Proxy Statement/Prospectus and definitive Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Spring Valley through the website maintained by the SEC at http://www.sec.gov or by directing a request to: Spring Valley Acquisition Corp., 2100 McKinney Ave, Suite 1675, Dallas, TX 75201 or (214) 308-5230.

Participants in the Solicitation

Spring Valley and its directors and executive officers may be considered participants in the solicitation of proxies with respect to the Proposed Transactions. Information about the directors and executive officers of Spring Valley is set forth in its Proxy Statement/Prospectus (Registration Number 333-255978), initially filed with the SEC on May 10, 2021. Additional information regarding the participants in the Proxy Statement/Prospectus solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is included in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transactions when they become available. Spring Valley shareholders and other interested persons should read the Proxy Statement/Prospectus carefully before making any voting decisions. When available, these documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of revenue and other financial and performance metrics and projections of market opportunity and expectations, Spring Valley’s ability to enter into definitive agreements or consummate a transaction with the Company; Spring Valley’s ability to obtain the financing necessary consummate the Proposed Transactions; and the expected timing of completion of the Proposed Transactions. These statements are based on various assumptions and on the current expectations of Spring Valley’s and the Company’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Spring Valley and the Company. These forward-looking statements are subject to a number of risks and uncertainties, including general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability of the parties to enter into definitive agreements or successfully or timely consummate the Proposed Transactions or to satisfy the other conditions to the closing of the Proposed Transactions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company; the risk that the approval of the Spring Valley Stockholders for the Proposed Transactions is not obtained; failure to realize the anticipated benefits of the Proposed Transactions, including as a result of a delay in consummating the Proposed Transaction or difficulty in, or costs associated with, integrating the businesses of Spring Valley and the Company; the amount of redemption requests made by the Spring Valley Stockholders; the occurrence of events that may give rise to a right of one or both of Spring Valley and the Company to terminate the Merger Agreement; risks related to the rollout of the Company’s business and the timing of expected business milestones; the effects of competition on the Company’s business; and those factors discussed in Spring Valley’s registration statement on Form S-4 (Registration Number 333-255978), initially filed with the SEC on May 10, 2021, under the heading “Risk Factors,” and other documents of Spring Valley filed, or to be filed, with the SEC. If the risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Spring Valley nor the Company presently know or that Spring Valley and the Company currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Spring Valley’s and the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. Spring Valley and the Company anticipate that subsequent events and developments will cause their assessments to change. However, while Spring Valley and the Company may elect to update these forward-looking statements at some point in the future, Spring Valley and the Company specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Spring Valley’s or the Company’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

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